UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2017

Chunghwa Telecom Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Room 110, Finance Department of Headquarters, 21-3 Hsinyi Road, Sec. 1, Taipei, Taiwan
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chunghwa Telecom Co., Ltd.

Date: May 10, 2017	By:	/s/Bo Yung Chen
	Name:	Bo Yung Chen
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.01	Announcement on 2017/04/20: New appointment of Accounting Officer
99.02	Announcement on 2017/04/25: To announce the differences between the year of 2016 financial statements under Taiwan-IFRSs and IFRSs
99.03	Announcement on 2017/04/27: New Appointment of Representative of Juristic Person Director
99.04	Announcement on 2017/05/08: Board of directors resolves to amend the subjects for convening 2017 annual general meeting
99.05	Announcement on 2017/05/08: The Board approved the slice of land at 3 sites in Taipei City that jointly owned by Chunghwa Telecom and Chunghwa Post
99.06	Announcement on 2017/05/08: The Board approved to participate in Taoyuan City Government's Land Use Zoning Alteration and Urban Land Consolidation Project, regarding the land at Yangmei
99.07	Announcement on 2017/05/09: To announce the differences between the first quarter of 2017 financial statements under Taiwan-IFRSs and IFRSs
99.08	Announcement on 2017/05/10 : Chunghwa Telecom announces its operating results for April 2017
99.09	Announcement on 2017/05/10: April 2017 sales